SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated May 2, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	2720T	April 28, 2008
2.	Regulatory News Service Notice	2321T	April 28, 2008

SEC File No. 82-34751

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

04/28/08 10:55 AM

To "eleanor.besserman@ele <eleanor.besserman@ele..

cc

bcc

Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:2720T
Elementis PLC
28 April 2008

Elementis plc - Director/PDMR shareholding

The Company announces that, under the rules of the Elementis plc 2008 Long-Term Incentive Plan, the following grants of options were made today at an exercise price of nil pence per Ordinary Share:

Director (1) or PDMR (2)	Number of options granted over Ordinary Shares of 5 pence each
David Dutro (1)	25% share of the LTIP pool(1)
Brian Taylorson (1)	20% share of the LTIP pool(1)
Eric Haaijer (2)	12% share of the LTIP pool((1)
Greg McClatchy (2)	20% share of the LTIP pool(1)

The options can be exercised between 28 April 2011 and 27 April 2018.

In addition to the above grants, these individuals also hold options over shares as follows:

Director or PDMR	Existing number of options held over Ordinary Shares of 5 pence each prior to this notification
David Dutro	1,133,666
Brian Taylorson	1,263,249
Eric Haaijer	83,455
Greg McClatchy	880,888

(1) The LTIP pool is calculated as 2.15% of the net increase in value of the Company (defined as market capitalisation plus dividends paid or declared) during the three year performance period, after deduction of 31% (representing the cost of equity over the three year period). The actual number of options is equal to the post tax value of each participant's share

of the LTIP pool.

Wai Wong
Company Secretary
020 7408 9303

28 April 2008

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SEC File No. 82-34751

"emailalert@hemscottbusiness.co.uk" <emailalert@hemscottbusiness.co.uk>

04/28/08 06:11 AM

To "eleanor.besserman@elemei <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Acquisition

This Email Alert service is brought to you by Elementis

RNS Number:2321T
Elementis PLC
28 April 2008

Elementis - Acquisition of Deuchem Co., Ltd.

Elementis plc today announces that it has agreed, through its wholly owned subsidiary Elementis Holdings Limited, to purchase Deuchem Co., Ltd. ("Deuchem"), a Taiwan based company, for a cash consideration of £40.4 million (TW$ 2,464 million).

Deuchem was established in 1978 and is a leading supplier of additives and resins to the coating and related industries, with three sales offices in Taiwan and eleven sales offices in China, together with manufacturing and technical facilities near Taipei and in Shanghai. The acquisition of Deuchem will significantly expand Elementis' presence in Asia and provide a platform for its Specialty Products Division to accelerate growth in the region.
In 2007, Deuchem's revenue grew by approximately 6.5 per cent, which is consistent with the Elementis 2007 Asia Pacific performance. Further growth in the combined businesses will be driven by the sale of Deuchem's product portfolio to the Elementis global customer base, as well as the opportunity to sell Elementis products through the well developed Deuchem sales and technical support network in China and Taiwan.

The transaction is subject to regulatory approvals and the purchase price assumes that Deuchem will have debt of up to £1.3 million at closing. Closing is anticipated to take place during the second half of 2008 and the transaction is expected to be earnings enhancing for Elementis in the first full year of ownership.

Greg McClatchy, president of Elementis Specialties, will head the combined organisation.

Deuchem's audited results for the year to December 31, 2007 are as follows:

Sales	£37.9 m
Profit before tax	£ 5.1 m
Profit after tax	£ 3.6 m
EBITDA	£ 5.7 m
Gross assets	£36.1 m

David Dutro, Elementis' Chief Executive Officer, said "This acquisition represents a significant step in the evolution of Elementis and our commitment to profitable growth in Specialties. Deuchem has established an impressive reputation over the past thirty years for technical service and product development, and is therefore an excellent fit with our Specialty Products Division. Listening to customers' needs and working to meet them is a philosophy that Deuchem and Elementis share. Deuchem has a strong presence

in Asia in terms of its commercial team, technical organization, and manufacturing group, and when combined with the Elementis infrastructure provides an enviable platform to drive growth. Deuchem's complementary product portfolio, customer service culture, and the opportunity to leverage combined technologies globally gives us confidence that this acquisition will create shareholder value."

Notes:

1) Elementis is acquiring Deuchem from Antony Chang (Chairman and CEO of Deuchem), who is the largest shareholder, and from four other directors as well
as a number of other private shareholders, including employees who will remain in the business.
2) Deuchem's senior management, with the exception of Antony Chang, is expected
to be retained.
3) Exchange rate used: £1 = TW$ 61.

Enquiries:

Elementis plc Tel: +44 (0)20 7408 9302
David Dutro, Group Chief Executive
Brian Taylorson, Finance Director

Financial Dynamics Tel: +44 (0)20 7831 3113
Andrew Dowler
Greg Quine

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